

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2011

Via E-Mail
Robert W. D'Loren, Chief Executive Officer
Xcel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018

> **Re:** **Xcel Brands, Inc.**
> **Form 8-K for the Report Date of September 29, 2011**
> **Filed October 5, 2011**
> **File No. 000-31553**

Dear Mr. D'Loren:

We have reviewed your current report and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In light of the significant amounts of common stock that are issuable due to warrant agreements related to the private placement, the term loan, and other transactions, please revise the appropriate places of the current report to discuss the potential dilution that may occur if the warrants are exercised or if various provisions requiring additional consideration to be paid to IM Ready or employees upon the achievement of certain revenue milestones are triggered.

The Merger, page 3

2.   Please revise to clarify Mr. Stephen J. Cole-Hatchard's role in the merger transaction and the consideration he provided for his newly issued 47,132 shares of common stock of the Company.

Private Placement, page 4

3.   Please revise to identify the executive officers and describe the number, nature and character of the accredited investors that have purchased units under the private placement offering. Also, please revise the disclosure here or on pages 60 and 61 to disclose the facts relied upon for the exemption under Section 4(2) of the Securities Act, as required by Item 701(d) of Regulation S-K. We note, for example, you do not indicate whether the investors were accredited or sophisticated with access to information generally available in a registered offering.

Term Loan, page 5

4.   Please revise to clarify the consequences should the Company fail to meet its financial covenants.

5.   Please revise to clarify whether the financial covenants and restrictions of the term loan with MidMarket Capital Partners LLC is restricted to the IM Brands business. For example, should the Company raise additional funds or acquire another licensor, please describe whether the term loan's financial covenants will impact businesses outside of the IM Brands.

Acquisition of the Isaac Mizrahi Business, page 8

6.   Please revise this section to remove the references to "certain" as it pertains to items such as the acquisition of assets, rights related to the IM Trademarks, design services subject to the Earthbound Agreement, obligations of IM Ready and Isaac Mizrahi that constitute closing considerations. Please describe these items with sufficient detail to include all material items in each category.

7.   Please revise to clarify whether Earthbound has selected a board observer and what the observer rights entail.

8.   Please revise to clarify under what circumstances the Company has the discretion to issue IM Ready shares of common stock in lieu of cash consideration for its Earn Out Value payments and up to $2,765,500 in cash or stock for achieving aggregate net royalty income of at least $2,500,000 from QVC. Also, please revise to define "actual net royalty income" and "aggregate net royalty income" as it pertains to these pay out provisions.

9.   Please revise to clarify here and the Description of Business section the services that were previously provided by Earthbound to IM Ready and what transitional services they will provide in the future. To the extent that Earthbound's role with the Company changes, please revise to clarify how the Company will perform those services or activities in the future.

10.   Please revise to clarify whether IM Ready retains any of its business related to the design or licensing of apparel or otherwise operates in the apparel or fashion industry, other than as an investment vehicle for Mr. Isaac Mizrahi and Ms. Marisa Gardini to hold shares in the Company.

Business, page 11

Overview, page 11

11.   Please revise to clarify whether you have acquired any other licensing businesses other than the Isaac Mizrahi Business.

12.   Please revise to clarify whether HSN is your client or licensee of your products or trademarks. Also, please revise to clarify any restrictions your agreement with QVC will have on your ability to license your products with competing Direct-Response Television retailers.

13.   Please revise to provide more details of your acquisition strategy, as briefly described on page 17. Clarify whether additional funding is necessary to implement your acquisition strategy and if you have any current plans to raise such funding.

14.   Please discuss how you will acquire additional trademarks in a "multi-channel" distribution strategy, as briefly described on page 20. For example, it is unclear whether the acquisition of additional trademarks would require the acquisition or hiring of additional separate design teams or whether your existing design team would handle new designs for new trademarks.

Licensing Business, page 12

15.   Please revise to disclose the material terms of your amended QVC licensing agreement and your Liz Claiborne New York design agreement. Also, please file your Liz Claiborne New York design agreement as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K.

16.   Please revise to describe the general nature and character of your licenses and licensees. For example, it is unclear the extent that the QVC and the LCNY agreements constitute a substantial amount of your overall business. Please disclose the percentage of your revenue that relates to QVC, LCNY, any other material licenses in aggregate by relevant category.

17.   Please revise to clarify whether the LCNY agreement also involves licensing the Isaac Mizrahi brand, as it appears this line is marketed as an Isaac Mizrahi collection.

Competition, page 15

18.   Please provide a more detailed discussion of the competitive conditions of your industry, generally the number of competitors, and your competitive position in your industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

Trademarks, page 15

19.   Please revise to clarify how the Company monitors and protects its trademarks, including whether the primary responsibility is with the Company or its major licensees like QVC.

20.   Please clarify whether the Company or its licensees have significant international revenue that may require the registration of foreign trademarks or other intellectual property.

Management's Discussion and Analysis, page 33

Overview, page 33

21.   Please revise your Overview to discuss any trends, events and uncertainties as they relate to your business. This discussion should include your increased executive compensation to be paid pursuant to your new employment agreements, your need to upgrade your technology, your ability to acquire and integrate new trademarks and potentially new design teams into your Company, your ability to fund acquisitions, and any other trends, events and uncertainties that may materially affect your financial condition or operating performance.

Critical Accounting Policies and Estimates, page 34

Revenue Recognition, page 34

22.   You indicate that "revenue is essentially earned when the Isaac Mizrahi Business has substantially met i[t]s obligations to be entitled to the benefits represented by the revenue." Explain how this policy complies with the revenue recognition criteria of SAB Topic 13.

Trend Information Discussion, page 37

23.   Please revise here and elsewhere to disclose why the Company believes that its revenues from its QVC agreement will result in significantly increased sales. Also, given your various employment agreements, sales commission agreements, and agreements related to the acquisition of the Isaac Mizrahi Businesses, please provide a discussion how such increased sales would affect your obligation to issue new shares or pay cash if certain financial milestones are met.

Liquidity and Capital Resources, page 37

24.   Your discussion and analysis of liquidity and capital resources should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely short-term and long-term cash requirements. You should provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Your disclosure should include a discussion of prospective information regarding sources of and needs for capital, including the existence and timing of commitments and other known and reasonably likely cash requirements. Please tell us how you considered the guidance in Section IV of SEC Release 33-8350 and revise accordingly.

25.   Please revise this section to provide the basis for your belief that you will be cash flow positive in the next twelve months, or have adequate working capital for your operating needs, debt service obligations, or capital expenditures.

26.   Please revise this section to provide a discussion of how the term loan financial covenants will restrict your business and whether you anticipate you will violate any of the covenants. For example, it appears you are restricted to $400,000 in capital expenditures. Please clarify how this restriction, and others like the Excess Cash Flow Sweep provisions described on page six, will affect your liquidity and capital resources.

Directors and Executive Officers, page 39

27.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve on your board, in light of your business and structure. See Item 401(e) of Regulation S-K. Please provide this disclosure on an individual basis for each director.

28.   Your management biography for Ms. Marisa Gardini indicates that she has served as "President and Chief Executive Officer of Isaac Mizrahi New York …" since 2002. Your disclosure on page eight indicates that Isaac Mizrahi New York is a brand of IM Ready, but there is no mention that it is a separate entity or division of IM Ready. Please revise your disclosure to reconcile.

29.   Please revise to clarify whether Mr. Isaac Mizrahi is a full time employee. If not, please describe his other employment or ventures and what percentage of his time he devotes to the Company. We note that you disclose Mr. Mizrahi is associated with IM Ready and Laugh Club, Inc. on page 58.

Employment Agreements with Executives and Key Employees, page 43

30.   In your employee agreements, you reference the exercise price of the warrants issued under these agreements as "equal to the Share Purchase Price." Please revise to disclose the exercise price of these warrants.

31.   Please revise to provide a description of the material terms of the non-competition and non-solicitation provisions of your employee agreements, including the duration of such provisions.

32.   Please revise to provide the definition of the term "net royalty income" for Mr. Mizrahi's bonus provision in his employment agreement.

33.   Please revise to clarify the "Retained Media Rights" for Mr. Mizrahi, as described in his employment agreement and the asset purchase agreement with IM Ready.

Involvement in Certain Legal Proceedings, page 49

34.   Please revise to clarify whether any of your directors and executive officers has been involved with any of the legal proceedings listed in Item 401(f) of Regulation S-K for the past 10 years.

2011 Equity Incentive Plan, page 52

35.   Please revise to provide an expanded discussion of the material terms of your 2011 Equity Incentive Plan.

Principal Stockholders, page 52

36.   Please revise footnote (4) on page 53 to clarify the person the board of directors has designated to act as IM Ready's irrevocable proxy and attorney-in-fact with respect to the Company's shares owned by IM Ready.

Description of Securities, page 54

37.   Please revise to provide the information required by Item 202(c) of Regulation S-K regarding the terms of your outstanding warrants.

Market for Common Equity and Related Stockholder Matters, page 56

38.   Please revise to provide the disclosure required by Item 201(a)(1) of Regulation S-K. For example, please clarify whether there is an established public trading market in light of the low volume of trading in your securities for the past two years.

Certain Relationships and Related Transactions, page 57

39.   Please revise to identify the employee of Earthbound that will receive a 5% commission on the initial term of any new licensing agreements that he procures for the Company.

Changes and Disagreements with Accountants, page 60

Item 4.01 Changes in Registrant's Certifying Accountant, page 61

40.   Please amend your Form 8-K to state whether there were any reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K that occurred during the two most recent fiscal years and *any subsequent interim period preceding the dismissal of your former auditor.* Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Exhibit 99.1

Consolidated Audited Financial Statements for the Years Ended December 31, 2009 and 2010, and Consolidated Unaudited (Reviewed) Financial Statements for the Six Months Ended June 30, 2011 of the Isaac Mizrahi Business

41.   Since it appears that the Isaac Mizrahi Business ("IM Licensing Business") will represent your financial reporting predecessor, abbreviated financial information is not appropriate. We note from your disclosure on page 34 of your Form 8-K that prior to your acquisition of the IM Licensing Business, the business was a division of IM Ready-Made, LLC ("IM Ready"), separate and apart from IM Ready's other business divisions. Tell us whether you acquired substantially all of the IM Ready's key operating assets. If so, revise to provide full audited financial statements. Alternatively, revise to provide "carve-out" financial statements that comply with SAB Topic 1B.1.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

42.   For each type of arrangement you enter into, revise to describe in reasonable detail how you determined that each of the revenue recognition criteria of SAB Topic 13 has been sufficiently satisfied.

43.   Tell us whether any of your arrangements include multiple elements. Note that even though you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple element arrangement when determining the appropriate amount of revenue to be recognized. To the extent that your arrangements involve multiple elements, tell us how you determine the units of accounting and how your

allocation policy complies with ASC 605-25-25. Tell us what consideration you gave to addressing the accounting for these types of arrangements in your revenue recognition policy.

44.   For design services, you indicate that base fees are recognized on a straight-line basis and additional payments are recognized in the applicable period. Explain how this recognition policy is representative of the pattern in which performance takes place. As part of your response, describe the nature of the base fee and the additional payments. Tell us when and how you determine that your customer has received value from the design services.

45.   We note from your disclosure on page 18 of the Form 8-K that you sometimes require advance payments. In addition, we note from your disclosure on page 36 of the Form 8-K that you received a one-time fee of $9,000,000 as a result of the restructuring of the Liz Claiborne design service agreement in October 2009. Tell us and consider disclosing a description of how these advance payments and one-time fees are accounted for and reflected in your financial statements.

Exhibit 99.2

Unaudited Pro Forma Condensed Combined Financial Statements of Old XCel and the Isaac Mizrahi Business for the six months ended June 30, 2011

Introduction

46.   You indicate that the acquisition of the IM Licensing Business has been accounted for under the purchase method of accounting. Provide your analysis of why this accounting treatment is appropriate, including the pertinent facts and circumstances considered in identifying the accounting acquirer. Describe the voting rights and the composition of the governing body and senior management of Old Xcel before and after the merger. Tell us what consideration you gave to the guidance in ASC 805-50-15-6 and 805-10-55-11 through 55-15.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

Note I

Adjustment (a)

47.   Explain the basis for the value assigned to the shares of common stock issued as part of the consideration for the acquisition of the IM Licensing Business.

Adjustment (d)

48.   We note that you issued warrants to purchase shares of common stock to the lender in connection with the term loan. Explain how you valued the warrants, including the significant assumptions used. Cite the authoritative accounting literature relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3456 with any other questions. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                          Sincerely,

                                                          /s/ Matthew Crispino

                                                          Matthew Crispino
                                                          Staff Attorney

        Via E-mail
cc: Brad Shiffman, Esq.
        Blank Rome LLP